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                                       REGISTRATION NO. 333-01327
                                       FILED PURSUANT TO RULES 424(b)(3) AND (c)


                PROSPECTUS SUPPLEMENT DATED OCTOBER 16, 1996 TO
                         PROSPECTUS DATED JUNE 20, 1996


     For the quarter ended September 30, 1996, net income from continuing operations of WMX Technologies, Inc. (the "Company") was $245 million, or $.50 per share, versus $231 million, or $.47 per share, for the same quarter of 1995. Revenue from continuing operations was $2.7 billion in the quarter compared with $2.6 billion in the year-earlier quarter. Net income from continuing operations for the first three quarters of 1996 was $653 million, or $1.33 per share, versus $545 million, or $1.12 per share, for the first three quarters of 1995. Results for the 1995 first three quarters included a first quarter charge by the Company's Chemical Waste Management, Inc. ("CWM") subsidiary related to a revaluation of investments in its hazardous waste business and second quarter costs related to early extinguishment of Liquid Yield Option Notes issued by CWM which were put to the Company by the debt holders. These charges reduced earnings in the first nine months of 1995 by $.20 per share. The Company's revenue from continuing operations in the first nine months of 1996 was $7.73 billion compared with $7.70 billion a year earlier.

     The Company stated that its results in the third quarter were negatively affected by continuing weak prices in the markets for recyclable commodities, particularly paper fiber. The Company also stated that it has completed the disposition of its Rust International Inc. subsidiary's process engineering and construction business and its industrial scaffolding business. Additionally, the Company's Wheelabrator Technologies Inc. subsidiary expects to complete the sale of its process water, manufacturing and custom-engineered systems business in the fourth quarter of 1996.